Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges(1)

								Initial
	Successor			Predecessor				Predecessor(2)
	Six Months		Period from	Period from			Period from	Period from
	Ended	Year Ended	October 4 to	January 1 to	Year Ended	Year Ended	March 15 to	January 1 to
	June 30,	December 31,	December 31,	October 3,	December 31,	December 31,	December 31,	March 14,
	2009	2008	2007	2007	2006	2005	2004	2004
Income before income taxes	$16,313	$34,912	$(13,401)	$7,949	$11,200	$(12,165)	$2,478	$(606)

Fixed charges
Interest expense	$2,725	$3,475	$1,426	$5,494	$5,911	$1,661	$299	$31
Interest rate swap	(326)	367	393	299	(347)	218	-	-
Estimate of interest within rent expense (one third of total rent expense)	2,856	4,851	1,189	3,340	3,500	1,384	489	163
Total fixed charges	$5,255	$8,693	$3,008	$9,133	$9,064	$3,263	$788	$194

Ratio
Income plus fixed charges	$21,568	$43,605	$(10,393)	$17,082	$20,264	$(8,902)	$3,266	$(412)
Fixed charges	$5,255	$8,693	$3,008	$9,133	$9,064	$3,263	$788	$194

Ratio	4.1	5.0	-	1.9	2.2	-	4.1	-
Deficiency	-	-	$(13,401)	-	-	$(12,165)	-	$(606)

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges are the sum of interest and related expenses and one third of rent expense, which represents our estimate of the interest component of rent expense.

(2)
The term “Initial Predecessor” refers to Duff & Phelps, LLC prior to its acquisition on March 15, 2004 by Webster to an investor group consisting of management and Lovell Minnick. Prior to March 15, 2004, Duff & Phelps, LLC was a majority-owned subsidiary of Webster, which owned approximately 73% of Duff & Phelps, LLC’s outstanding equity interests.